    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 7, 2000


                                                     REGISTRATION NO. 333-76539
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                -----------------------------------------------



                        PRE-EFFECTIVE AMENDMENT NO. 4 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933



                -----------------------------------------------

                            DIGITAL LIGHTWAVE, INC.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


                -----------------------------------------------

         DELAWARE                             3663                      95-4313013
(State or other jurisdiction       (Primary Standard Industrial     (I.R.S. Employer
of incorporation or organization)     Classification Code Number)    Identification No.)

                             15550 LIGHTWAVE DRIVE
                           CLEARWATER, FLORIDA 33760
                                 (727) 442-6677
       -----------------------------------------------------------------
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                -----------------------------------------------

                                STEVEN H. GRANT
         EXECUTIVE VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER
                            DIGITAL LIGHTWAVE, INC.
                             15550 LIGHTWAVE DRIVE
                           CLEARWATER, FLORIDA 33760
                                 (727) 442-6677
           ---------------------------------------------------------
           (Name, address, including zip code, and telephone number, including area code, of agent for service of process)

                -----------------------------------------------

                                   Copies to:

   ELIZABETH H. LEFEVER, ESQ.                       STEPHEN A. RIDDICK, ESQ.
      LORA D. BLUM, ESQ.                        BROBECK, PHLEGER & HARRISON LLP
BROBECK, PHLEGER & HARRISON LLP                   701 PENNSYLVANIA AVENUE, NW
ONE MARKET, SPEAR STREET TOWER                              SUITE 220
    SAN FRANCISCO, CA 94105                           WASHINGTON, DC 20004
       (415) 442-0900                                     (202) 220-6000

                -----------------------------------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE public: As soon as practicable after this Registration Statement becomes effective.

         If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OF SALE IS NOT PERMITTED.

--------------------------------------------------------------------------------

                                  PROSPECTUS




                               550,000 WARRANTS
                   550,000 UNDERLYING SHARES OF COMMON STOCK




                                    [LOGO]


                            DIGITAL LIGHTWAVE, INC.


                                 COMMON STOCK

--------------------------------------------------------------------------------


         This prospectus relates to the public offering, which is not being underwritten, of 550,000 warrants and 550,000 shares of underlying common stock which may be offered hereby which are held by security holders of our company. Each warrant entitles its holder to purchase one share of our common stock, par value $0.0001 per share, at a purchase price of $2.75 per share. The warrants may be exercised at any time until April 5, 2004, if not redeemed earlier by us. All of the warrants are being offered and may be sold by the selling security holders. The warrants will not be quoted on the Nasdaq National Market or listed on a national securities exchange. Our common stock is quoted on the Nasdaq National Market under the symbol "DIGL". On January 6, 2000, the closing price for our common stock was $61.25.


                  ------------------------------------------


         INVESTING IN THE WARRANTS AND THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 1.


                  ------------------------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities nor passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                The date of this prospectus is January 7, 2000.

                      WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC") at 450 Fifth Street, N.W., Washington, D.C. 20549. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public from the SEC's web site, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. Any information so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed;

         (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1998 filed with the SEC on April 6, 1999, including certain information in Digital Lightwave's Definitive Proxy Statement in connection with Digital Lightwave's 1999 Annual Meeting of Shareholders and certain information in Digital Lightwave's Annual Report to Shareholders for the fiscal year ended December 31, 1998;

         (b) Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 1999 filed with the SEC on May 14, 1999, the fiscal quarter ended June 30, 1999 filed with the SEC on August 16, 1999 and the fiscal quarter ended September 30, 1999, filed with the SEC on November 15, 1999; and

         (c) The Registration Statement on Form 8-A filed with the SEC on November 1, 1996, pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), in which the terms, rights and provisions applicable to our outstanding common stock are described.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                                Steven H. Grant
         Executive Vice President, Finance and Chief Financial Officer
                            Digital Lightwave, Inc.
                             15550 Lightwave Drive
                              Clearwater, FL 33760
                                 (727) 442-6677

         You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state or jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

                            DIGITAL LIGHTWAVE, INC.

         Digital Lightwave, Inc.'s ("Digital Lightwave", "We", "Our", "Us") principal executive offices are located at 15550 Lightwave Drive, Clearwater, Florida 33760. Digital Lightwave's telephone number is (724) 442-6677.

                                  RISK FACTORS

         You should consider carefully the following risks before investing in the warrants or our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties may also adversely impair our business operations or financial condition.

WE HAVE A LIMITED OPERATING HISTORY AND CUMULATIVE LOSSES, AND WE MAY NOT BE ABLE TO ACHIEVE SUSTAINED OPERATING PROFITABILITY

         We have a limited operating history. We shipped our first product, the ASA 312 Network Information Computer, in February 1996, and have shipped only limited quantities of our second product, the Network Access Agent. To date, we have incurred substantial costs, including costs to:

         o Develop and enhance our technology and products;

         o Establish our engineering, production and quality assurance operations;

         o Recruit and train a sales and marketing group; and

         o Build an administrative organization.

As a result of these costs, we have incurred operating losses in each fiscal year through December 31, 1998. Our operating losses, combined with $11.5 million in charges and settlement amounts recorded in connection with the settlement of certain lawsuits and a $1.0 million reorganization charge, were $30.5 million for the year ended December 31, 1998. As of September 30, 1999, our accumulated net losses totaled $44.5 million. We anticipate that our costs will continue to increase for the foreseeable future as we create and introduce new products and technologies and develop additional distribution channels. We expect that any related increases in revenues will lag behind these cost increases for the foreseeable future. We became profitable on an operating basis for the first time in the three months ended June 30, 1999. If we cannot sustain operating profitability or positive cash flow from operations, we may not be able to meet our working capital requirements. This would have a material adverse effect on our business, financial condition and results of operations.

         An investor in the warrants and our common stock must consider the risks, challenges and difficulties frequently encountered by early stage companies, particularly companies in intensely competitive and rapidly evolving markets such as the telecommunications and fiber optic equipment markets. To address these risks, we must, among other things:

         o Respond to competitive and technological developments;

         o Continue to attract, retain and motivate qualified personnel;

         o Establish, maintain and enhance the Digital Lightwave brand; and

         o Increase the scope of our product and technology offerings.

         We may be unsuccessful in addressing these risks, which could have a material adverse affect on our business, financial condition and results of operations.




                                      1.

WE EXPERIENCE FLUCTUATIONS IN OUR OPERATING RESULTS AND OUR SALES ARE SEASONAL

         Our quarterly operating results have fluctuated in the past and our future quarterly operating results are likely to vary significantly due to a variety of factors, many of which are outside our control. Factors that could affect our quarterly operating results include:

         o The product mix, volume, timing and number of orders we receive from our customers;

         o The long sales cycle for obtaining new orders;

         o Our ability to obtain sufficient supplies of sole or limited source components for our products;

         o Our ability to attain and maintain production volumes and quality levels for our current and future products;

         o The timing of introduction and market acceptance of new products by us, our competitors or our suppliers;

         o Our success in developing, introducing and shipping product enhancements and new products;

         o Pricing increases or decreases by us or our competitors;

         o Changes in costs of materials, labor and overhead;

         o Our ability to enter into long term agreements or blanket purchase orders with customers; and

         o General economic conditions, including inflationary pressures, as well as those specific to the communications and related industries.

         Because of these factors, among others, our operating results for any particular quarter may not be indicative of future operating results. These factors have historically been, and are likely to continue to be, difficult to forecast. Any unfavorable changes in these or other factors could negatively affect our business, financial condition and operating results.

         Our revenues and operating results generally depend on the volume and timing of the orders we receive from customers, as well as our ability to fulfill the orders received. Most of our expenses, particularly employee compensation and rent, are relatively fixed and cannot be reduced in response to decreases in revenues. As a result, variations in the timing of revenues could cause significant variations in results of operations from quarter to quarter and could result in continuing quarterly losses. The deferral of any large order from one quarter to another would negatively affect our results of operations for the earlier quarter. To achieve our revenue objectives, we must obtain orders during each quarter for shipment in that quarter. If we fail to do this, we may be unable to sustain profitability on a quarterly basis. Quarterly fluctuations in operating results may result in volatility in the market prices of our common stock and our common stock.

         We have experienced and expect to continue to experience seasonality in our business. Historically, our sales have been affected by a seasonal decrease in demand in the first quarter of each calendar year due to the budgeting processes of our customers. We expect this trend to continue, which may contribute to quarterly or annual fluctuations in our operating results, and could have a material adverse effect on our business, financial condition and results of operations.




                                       2.

WE ARE DEPENDENT ON A LIMITED NUMBER OF PRODUCTS AND ARE UNCERTAIN OF THE MARKET FOR OUR PRODUCTS AND OUR PLANNED PRODUCTS

      We derive the vast majority of our sales from our initial product, the Network Information Computer, and we expect that sales of Network Information Computers will continue to account for a substantial portion of our sales for the foreseeable future. In 1998, we started shipping a commercial version of our Network Access Agent, based on the same core technology as the Network Information Computer. Because the market for our products is evolving and subject to rapid technological change, we are uncertain about the size and scope of the market for our current and future products. Our future performance will depend on increased sales of the Network Information Computer, market acceptance of Network Access Agents, our ability to enter into additional original equipment manufacturer agreements and the successful development, introduction and market acceptance of other new and enhanced products. If we are delayed in introducing or producing new products or fail to detect software or hardware errors in new products (which frequently occur when new products are first introduced), market acceptance of our products and our credibility with our customers might be diminished. This could have a material adverse affect on our business, financial condition and results of operations.

FAILURE TO EXPAND OR ENTER INTO ADDITIONAL ORIGINAL EQUIPMENT MANUFACTURER RELATIONSHIPS MAY ADVERSELY AFFECT OUR RESULTS

         An important component of our growth strategy is to enter into original equipment manufacturer agreements in order to expand our product lines and offer our products and services to a larger customer base. For example, we recently entered into an original equipment manufacturer agreement with Lucent Technologies to market our products and technology and we are seeking additional similar relationships to market our products on an original equipment manufacturer basis. We have never sold products on an original equipment manufacturer basis before. We may not be able to successfully enter into such additional arrangements or we may be unable to capitalize on the relationships we do establish.

         Factors that could affect our ability to enter into original equipment manufacturer agreements or our success in the relationships we do establish include:

         o Insufficient working capital;

         o Interruptions or delays in product manufacturing;

         o Competition;

         o Changing customer requirements; and

         o Failure of our original equipment manufacturer partners to achieve market acceptance of their products.

         If we do enter into relationships, we may become overly dependent on our strategic partners. In addition, we anticipate that the prices we charge to strategic partners would be less than the prices we charge for direct sales, resulting in lower gross margins in connection with these arrangements. Either development could have a material adverse effect on our business, operating results and financial condition.

OUR INDUSTRY IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND WE ARE DEPENDENT ON NEW PRODUCT INTRODUCTIONS

         To remain competitive, we must respond to the rapid technological change in our industry by developing, manufacturing and selling new products and technology and improving our existing products and technology. Our market is characterized by:




                                      3.

         o Rapid technological change;

         o Changes in customer requirements and preferences;

         o Frequent new product introductions; and

         o The emergence of new industry standards and practices.

         These factors could cause our sales to decrease or render our current products obsolete. Our success will depend, in part, upon our ability to:

         o Create improvements on and enhancements to our existing products;

         o Develop, manufacture and sell new products to address the increasingly sophisticated and varied needs of our current and prospective customers;

         o Respond to technological advances and emerging industry standards and practices on a cost effective and timely basis; and

         o Increase market acceptance of our products.

         We cannot assure you that we will be able to meet these objectives. If we fail to adapt to changing market conditions or customer requirements, our business, financial condition and operating results would be materially adversely affected.

OUR INDUSTRY IS EXTREMELY COMPETITIVE AND SUCH COMPETITION MAY NEGATIVELY AFFECT OUR BUSINESS

         The market for our products is intensely competitive and is subject to rapid technological change, frequent product introductions with improved performance, competitive pricing and shifting industry standards. We believe that the principal factors on which we compete include:

         o Product capabilities and design;

         o Price;

         o Customer service and support;

         o Ease of operation and reliability of products;

         o Length of operating history, industry experience and name recognition; and

         o Extent and maturity of sales and distribution relationships.

         Our principal competitors with respect to our Network Information Computers are Agilent (formerly Hewlett Packard), Telecommunications Techniques Corporation (a subsidiary of Dynatech), Tektronix, Anritsu, Wavetek Wandel Goltermann, ANDO Corporation and other companies which offer network monitoring products. Our principal competitors with respect to our Network Access Agents are Hekimian Laboratories, Inc., Telecommunications Techniques Corporation, Applied Digital Access (a subsidiary of Dynatech) and Sage Instruments, although these companies have designed products primarily for copper-based legacy networks. We are a relative newcomer to the telecommunications equipment market, and many of these competitors have significantly longer operating histories, greater name recognition, and greater technical, financial, manufacturing and marketing resources than we have. A number of our competitors have long-established relationships with our




                                      4.

current and potential customers. Furthermore, many of our large competitors may offer customers a broader product line than we currently offer or anticipate offering in the near future. These companies may have a competitive advantage over us in sales of similar products or alternative lightwave management solutions. We expect that competition will increase in the future and that new competitors will enter the market for most if not all of the products we will offer. Increased competition could reduce our profit margins and cause us to lose, or prevent us from gaining, market share. Any of these events could have a material adverse effect on our business, financial condition and results of operation.

WE ARE DEPENDENT ON A LIMITED NUMBER OF MAJOR CUSTOMERS

         For the nine months ended September 30, 1999, sales to our two largest customers accounted for approximately 29% of our total revenues, with Telogy and Newcourt, accounting for 16% and 13% of total sales. Both Telogy and Newcourt purchase our products for lease to end-users in the telecommunications industry. For the year ended December 31, 1998, our four largest customers accounted for approximately 57% of total revenues, with Qwest accounting for approximately 17%, MCI WorldCom accounting for approximately 16%, Tellabs accounting for approximately 13%, and GTE accounting for approximately 11% of total sales. For the year ended December 31, 1997, sales to our five largest customers comprised 69% of our total revenues, with WorldCom (prior to its acquisition of MCI Communications) and its subsidiaries accounting for 42% of total sales. There can be no assurance regarding the amount or timing of purchases by any customer in any future period.

         Our success is dependent upon our ability to broaden our customer base to increase the level of sales. None of our customers has a written agreement with us that obligates it to purchase additional products, and we cannot assure you that our customers will purchase additional products. We also cannot assure you that we will be able to retain our largest customers or to attract additional major customers. If we lose one or more of our major customers or if we fail to broaden our customer base, it could have a material adverse effect on our business, financial condition and results of operations.

WE ARE DEPENDENT ON CONTRACT MANUFACTURERS AND SOLE AND LIMITED SOURCE SUPPLIERS WHICH COULD ADVERSELY AFFECT OUR OPERATION

         Contract Manufacturers. Our operational strategy is to outsource component manufacturing. We subcontract the manufacture of computer system boards, plastic molds and metal chassis and certain subassemblies and components. We do not maintain large inventories of components for building our products. From time to time, our suppliers have failed to meet component delivery schedules, have failed to provide us with sufficient quantities of components and have failed to meet our component quality standards. We expect that these or other difficulties may occur in the future. These difficulties may be magnified as we introduce new products and product enhancements over the next twelve months. If demand for our products increases, we will need to coordinate our efforts with our contract manufacturers in order to achieve sufficient production levels. We do not know whether we will be able to manage our contract manufacturers effectively or whether the manufacturers will be able to supply us with the quantity and quality of products on the delivery schedule that we require. Although we are attempting to identify additional potential component manufacturers, we cannot assure you that we will be able to obtain sufficient quantities of quality components. If our contract manufacturers are unable to provide us with adequate supplies of high-quality products or if we lose any of our contract manufacturers without qualifying others, our ability to meet orders may be diminished. Such delays could have a material adverse effect on our business, financial condition and results of operations.

         Sole and Limited Source Suppliers. Several key components used in the manufacture of our products are currently purchased from a sole-source or limited sources, the loss of which could seriously disrupt our operations. We purchase certain laser and laser amplifier components, power supplies, touch-screen sensors, single-board computers and SONET overhead terminators used in the Network Information Computer and the Network Access Agent from a single or a limited number of




                                      5.

contractors. In addition, for the Network Access Agent, we purchase a filter, controller board, and an interface board from a single or limited number of contractors. We do not have long-term agreements with any of these sole or limited sources of supply. Any interruption in the supply of any of these components, or in our ability to procure these components from alternate sources at acceptable prices and within a reasonable time, could have a material adverse effect upon our business, financial condition and results of operations. We are currently attempting to qualify certain additional suppliers for certain of the sole-sourced components. However, qualifying additional suppliers is time consuming and expensive and the likelihood of errors could be greater with new suppliers.

OUR PRINCIPAL STOCKHOLDER HAS SUBSTANTIAL INFLUENCE OVER OUR COMPANY

         As of December 17, 1999, Dr. Bryan J. Zwan, a director of Digital Lightwave, together with entities affiliated with him, beneficially owned approximately 68.8% of the outstanding shares of our common stock (including one million shares, or 3.6%, which are subject to a hedging transaction). Accordingly, Dr. Zwan has the ability to cause a change of control of the board of directors of Digital Lightwave by electing candidates of his choice to the board at a stockholder meeting. Similarly, Dr. Zwan has the voting power to approve or disapprove any matter requiring stockholder approval and has significant influence over our affairs, including the power to cause, delay or prevent a change in control or sale of Digital Lightwave.

FAILURE TO MANAGE OUR GROWTH MAY AFFECT OUR RESULTS

         Successful implementation of our business strategy in the rapidly evolving fiber optic equipment market will require effective planning and management. We are continuing to expand our product lines and introduce new products and features and intend to extend our operations internationally. We have expanded our operations over the past year and our success depends upon continued expansion. Our growth has placed, and we expect future growth to continue to place, a significant strain on our management, operational and financial resources. To manage our growth, we will need to continue to:

         o Improve our financial and managerial controls, reporting systems and procedures;

         o Increase, train and manage our work force;

         o Develop our sales and marketing network; and

         o Expand our manufacturing, production and assembly capacity.

         Currently we are pursuing strategic relationships as part of our growth strategy, and we cannot forecast the impact that any strategic relationships will have upon our growth. If we experience difficulty in managing our growth, our business, financial condition and operating results could be materially adversely affected.

WE ARE DEPENDENT ON PROPRIETARY TECHNOLOGY AND SUBJECT TO RISKS OF INFRINGEMENT

         Our success and our ability to compete depends in part upon our proprietary technology, which we protect through a combination of patent, copyright, trade secret and trademark law. As of September 30, 1999, in the United States, we have two issued patents relating to the Network Information Computer and Network Access Agent. We have filed continuation applications for each of these issued patents. We may apply for additional patents for our Network Access Agent technology. We cannot assure you that the patents for which we have applied or intend to apply will be issued, or that the steps that we take to protect our technology will be adequate to prevent misappropriation. Our competitors may independently develop technologies that are substantially equivalent or superior to our technology. In addition, our growth strategy includes a plan to enter international markets, and the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States. If our protective measures are not successful, our business, financial condition and operating results could be materially and adversely affected.




                                      6.

         As part of our confidentiality procedures, we generally enter into non-disclosure agreements and proprietary information and invention agreements with our employees and suppliers and limit access to and distribution of our proprietary information. Despite those precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization. Accordingly, there can be no assurance that we will be successful in protecting our intellectual property or that our rights will preclude competitors from developing products or technology equivalent or superior to ours.

         The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. We have no reason to believe that our technology infringes on the proprietary rights of others and we have not received any notice of claimed infringements. Nonetheless, third parties may assert infringement claims against us in the future that may or may not be successful. If we must defend ourselves or our customers against such claims, we could incur substantial costs regardless of the merits of the claims. Parties making such claims may be able to obtain injunctive or other equitable relief which could effectively block our ability to sell our products, and could obtain an award of substantial damages. Any such claim could seriously damage our business. In the event of a successful claim of infringement against us, we may be required to obtain one or more licenses from third parties, including our customers. We cannot assure you that any such licenses would be available on terms acceptable to us, if at all.

WE ARE DEFENDING SIGNIFICANT LITIGATION

         As of April 9, 1998, 23 class action complaints (which were subsequently consolidated into a single action) for violations of the federal securities laws during certain periods in 1997 and 1998 had been filed in the United States District Court for the Middle District of Florida, on behalf of purchasers of our common stock. The complaints named as defendants Digital Lightwave, Bryan J. Zwan, a director of Digital Lightwave, Steven H. Grant, our Executive Vice President, Finance, Chief Financial Officer and Secretary, and other former corporate officers. The complaints allege that Digital Lightwave and certain officers during the relevant time period violated Sections 10(b) and 20(a) of the Securities Exchange Act by, among other things, issuing to the investing public false and misleading financial statements and press releases concerning our revenues, income and earnings, which artificially inflated the price of our Common Stock.

         On July 23, 1998, we entered into a memorandum of understanding for the settlement of these class action complaints. In late October 1998, a Stipulation of Settlement was filed with the court and on December 21, 1998, the court preliminarily approved the settlement. The settlement consists of $4.3 million in cash, to be paid to plaintiffs primarily by a claim on our directors and officers liability insurance policy, and the issuance of up to
1.8 million shares of Common Stock.. We recorded a one-time charge of $8.5 million during 1998 as a result of the settlement. On March 12, 1999, the court indicated that it would grant final approval of the settlement of the class action complaints and on April 30, 1999, the court entered a final judgement approving the settlement of the actions. The final order is subject to appeal. On July 21, 1999, we issued to plaintiffs' counsel 289,350 shares of Common Stock in partial satisfaction of the total shares required under this settlement. Those shares are not to be distributed, sold or hypothecated until after the appeal of the settlement, discussed below, is fully resolved.

         On May 20, 1999, Charles Chalmers, a lead plaintiff and class representative in the class action suit, filed a notice of appeal with the Eleventh Circuit Court of Appeals. Subsequently, a motion was filed on behalf of plaintiffs in the District Court to require the lead plaintiff to post a bond in order to proceed with the appeal. On August 9, 1999, the District Court granted plaintiff's motion mandating that the lead plaintiff post a $12.5 million bond in order to proceed with the appeal. Mr. Chalmers did not post the bond and, on August 26, 1999, he filed a Notice of Appeal regarding the bond order with the Eleventh Circuit Court of Appeals. In addition, on August 9, 1999, the Securities and Exchange Commission filed an amicus brief in support of the lead plaintiff's appeal setting forth the commission's concerns over the conduct of counsel for lead plaintiffs in the class action suit. On October 4, 1999, the Court of Appeals denied our emergency motion for an expedited decision dismissing the appeal of the settlement. Briefing on the settlement appeal has been completed and the




                                      7.

Court has ordered an expedited briefing schedule for the bond appeal. We intend to vigorously oppose the appeals. However, there can be no assurance as to the outcome of the appeals. If the appeal of the settlement is successful, the settlement of the class action could be set aside, and we again could be required to defend or attempt to settle the class action suit, which could have a negative effect on us and our results of operations and financial condition.

         On August 5, 1999, as a complete settlement of an investigation of us being conducted by the U.S. Securities and Exchange Commission relating to the circumstances underlying the restatement of our financial results, we agreed voluntarily to consent to the entry of a permanent injunction enjoining us from violations of Sections 10(b), 13(a) and 13(b)(2) of the Securities Exchange Act of 1934, and Rules 10b-5, 12b-20 and 13a-13 thereunder. The settlement is subject to approval by the Commission and the United States District Court. There can be no assurance that the settlement will be approved or if it is not approved, that we will succeed in defending or settling any subsequent action that might be brought against us by the Commission. In addition, it is our understanding that several of our current and former officers and directors are also the subjects of this investigation, which is ongoing.

         On November 5, 1997, Hugh Brian Haney ("Plaintiff"), an early stage investor, commenced an action in the United States District Court for the Southern District of Ohio against Dr. Bryan J. Zwan, our former Chairman of the Board and Chief Executive Officer, and Digital Lightwave ("Defendants"). An amended complaint filed December 15, 1997 alleged violations of Section 10(b) of the Securities Exchange Act, violations of state corporation statutes, and various common law violations by Defendants in connection with Plaintiff's sale to our predecessor in November 1995, pursuant to a previously granted option exercisable by Dr. Zwan and/or our predecessor, of 4,900 shares of stock in our predecessor, an amount equivalent to 19,215,686 shares of our common stock. The amended complaint sought, among other things, (1) rescission of the sale of the shares transferred by Plaintiff and (2) damages of $235 million together with interest. On October 20, 1998, Digital Lightwave and Dr. Zwan entered into an agreement with Plaintiff to settle the action. The settlement agreement provided, among other things, for dismissal of the action with prejudice, for a $500,000 payment by us to Plaintiff for his attorneys' fees and granted Plaintiff an option, for 10 years, to purchase for $1 per share 2.0 million shares of Dr. Zwan's Digital Lightwave stock. Pursuant to that agreement, the action was dismissed with prejudice on November 13, 1998. We recorded a $3.0 million charge to earnings consisting of the cash payment and the valuation of the options upon settlement.

         On April 21, 1999, Plaintiff filed an action in the United States District Court for the Southern District of Ohio against the Defendants alleging that the terms of the settlement agreement entered into between the parties had been breached and requesting that the settlement agreement be specifically enforced and that damages in excess of $75,000 be awarded, or, alternatively, that the settlement agreement be set aside. We believe that we have fulfilled our obligations under the settlement agreement and that the claims made by Plaintiff against us in this action are without merit. Accordingly, in response to this action, we filed a motion to dismiss for failure to state a claim against Digital Lightwave. However, there can be no assurance that our motion will be granted, or if the motion is denied, that we will succeed in defending or settling this action. Additionally, we cannot assure you that the action will not have a material adverse effect on Digital Lightwave.

         On November 23, 1999, Seth P. Joseph, a former officer of Digital Lightwave, filed a demand for arbitration against us. While the exact scope and nature of Mr. Joseph's claims are unclear at this time, according to his demand he is alleging breach of his employment agreement, violation of the Florida Whistleblower statute and breach of an indemnification agreement and our company bylaws. As relief, Mr. Joseph seeks $500,000, attorney fees, interest and stock options exercisable for 656,666 shares of our common stock. On December 17, 1999, we filed our answer denying Mr. Joseph's allegations and alleging multiple affirmative defenses. We intend to vigorously oppose Mr. Joseph's claim. However, there can be no assurance that we will succeed in defending this action. Additionally, we cannot assure you that the action will not have a material adverse effect on Digital Lightwave.

         We are from time to time involved in other lawsuits arising in the ordinary course of business. Our management believes that we have adequate legal defenses and/or adequate reserves for related costs for these lawsuits. As of the date of this prospectus, we were not aware of any additional lawsuits that were pending that could have a material adverse effect on our business, financial condition and operating results.

A SIGNIFICANT NUMBER OF SHARES ARE ELIGIBLE FOR FUTURE SALE AND THEIR SALE COULD DEPRESS OUR STOCK PRICE

         Sales or issuances of a large number of shares of common stock in the public market or the perception that sales may occur could cause the market price of our common stock to decline. As of December 17, 1999, 27,648,793 shares of common stock were outstanding. Of these shares, 9,619,543 were eligible for sale in the



                                      8.

public market without restriction (including one million by Dr. Zwan which are subject to a hedging transaction). The remaining 18,029,250 shares of outstanding common stock were held by Dr. Zwan, one of our directors. As an "affiliate" (as defined under Rule 144, under the Securities Act ("Rule 144")) of Digital Lightwave, Dr. Zwan may only sell his shares of common stock in the public market in compliance with the volume limitations of Rule 144. In addition, in connection with the settlement of the class action litigation against us, we expect to issue up to 1.8 million shares of common stock, all of which will be freely tradable immediately upon issuance. On July 21, 1999, 289,350 shares of common stock were issued in partial satisfaction of this settlement.

WE ARE DEPENDENT ON KEY PERSONNEL

         Our success depends to a significant degree upon the continued contributions of key management, engineering, sales and marketing, finance and product assembly personnel, some of whom would be difficult to replace. We do not intend to maintain key man life insurance covering our key personnel. Until 1996, we were in the development stage. Most of our executive officers joined us during 1997 and 1998 and, therefore, have been involved only with our most recent operating activities. For example, Mr. Gerry Chastelet, our Chairman of the Board, Chief Executive Officer and President, joined us on December 31, 1998. Our success will depend on the performance of our officers, our ability to retain and motivate our executive officers, our ability to integrate new officers into our operations and the ability of all personnel to work together effectively as a team.

THE MARKET PRICE OF OUR COMMON STOCK MAY BE VOLATILE

         The market price of our common stock has been and is likely in the future to be highly volatile. Our common stock price may fluctuate significantly in response to factors such as:

         o Quarterly variations in our operating results;

         o Announcements of technological innovations;

         o New product introductions by us or our competitors;

         o Changes in earnings estimates by analysts or our failure to meet such earnings estimates;

         o Announcements by us regarding significant acquisitions, strategic relationships or capital expenditure commitments;

         o Additions or departures of key personnel;

         o Sales or issuances of common stock or other securities; and

         o Changes in federal, state or foreign regulations affecting the telecommunications industry.

         In addition, the stock markets in general, and the stocks of technology companies in particular, have experienced extreme price and volume fluctuations recently. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may have a material adverse effect on the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation often has been initiated against that company. Litigation like this, if initiated, could result in substantial costs and divert attention and resources of our management personnel.

SOME ANTI-TAKEOVER PROVISIONS MAY AFFECT THE PRICE OF OUR COMMON STOCK

         Our Board of Directors has the authority to issue up to 20,000,000 shares of preferred stock and to determine the preferences, rights and privileges of those shares without any further vote or action by our




                                      9.

stockholders. The rights of the holders and the market value of our common stock may be adversely affected by the rights of the holders of any series of preferred stock that may be issued in the future. Some provisions of our certificate of incorporation, our bylaws and Delaware law could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, even if doing so would be beneficial to our stockholders. These include provisions that prohibit stockholders from taking action by written consent and restrict the ability of stockholders to call special meetings.

WE MAY EXPERIENCE "YEAR 2000" PROBLEMS

         Many currently installed computer systems and software products are coded to accept only two digit entries for the year in the date code field and, as a result, cannot distinguish 21st century dates from 20th century dates. Failure to distinguish 21st century dates from 20th century dates could result in systems failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements.

         We have made an assessment of our Year 2000 readiness. We are in the process of providing our customers with product upgrades which we believe are Year 2000 compliant. We have identified and evaluated the actions needed to upgrade our information technology ("IT") and non-IT embedded systems to Year 2000 compliance and have largely completed these efforts. We have contacted certain third-party suppliers of key components or services regarding their Year 2000 readiness and obtained representations regarding compliance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness Disclosure" in our quarterly report on Form 10-Q for the nine months ended September 30, 1999, for detailed information on our state of readiness, assessment of costs, potential risks and contingency plans regarding the Year 2000 issue.

CERTAIN OF OUR PRODUCTS MUST MEET REGULATORY REQUIREMENTS BEFORE WE CAN SELL
THEM

         In the United States, our products must meet industry standards and comply with various regulations promulgated by the Federal Communications Commission, Underwriters Laboratories and Bellcore. In the event we sell our products in international markets, it will be necessary for our products to comply with standards established by telecommunications authorities in various foreign countries, as well as with recommendations of the Consultative Committee on International Telegraph and Telephony. If we fail to meet industry standards or regulatory requirements, or if in the future we have difficulty obtaining regulatory approvals or certifications, our business, financial condition and results of operations could be materially adversely affected.

BECAUSE THIS OFFERING IS NOT BEING UNDERWRITTEN YOU RUN THE RISK OF RELYING UPON INFORMATION IN THIS PROSPECTUS WHICH HAS NOT BEEN INDEPENDENTLY REVIEWED BY A PROFESSIONAL UNDERWRITER FOR ACCURACY OR COMPLETENESS

         Because this offering is not being underwritten, this prospectus has not undergone due diligence review by a professional underwriter whereby such underwriter would make efforts to independently verify the accuracy or completeness of information included in this prospectus. As a result, you run the risk of relying upon information in this prospectus which has not been independently verified.

THE LIQUIDITY OF YOUR WARRANTS IS UNCERTAIN BECAUSE THERE WILL BE NO PUBLIC MARKET FOR THE WARRANTS WHICH WILL LIMIT YOUR ABILITY TO RESELL THE WARRANTS AND WILL IMPACT THE PRICE YOU ARE ABLE TO OBTAIN FOR THE WARRANTS

         Because the warrants will not be quoted on the Nasdaq National Market or listed on any national securities exchange, there will be no established public market for the warrants. As a result, liquidity of the




                                      10.

warrants is uncertain and limited. You may not be able to resell the warrants at or above the price you paid, if at all.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements relating to future events or future performance based on our current expectations, assumptions, estimates and projections about us and our industry. Our actual results could differ materially from those anticipated in such forward-looking statements. Certain factors that could cause our actual results to differ from the forward-looking statements are more fully described in the foregoing section. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

         We are uncertain about the future of our business and, in preparing this prospectus, have made a number of assumptions and projections. We generally use words like "expect," "may," "will," "should," "could," anticipate," "believe" and "intend" to indicate these assumptions and projections. Our assumptions and projections could be wrong for many reasons, including the reasons discussed above.

                              PLAN OF DISTRIBUTION

         The warrants offered hereby, together with the common stock issuable upon exercise of the warrants, are being offered directly by the selling security holders. We will receive no proceeds from the offering. Though we will not receive proceeds of the offering, in accordance with the terms of the warrants, we will receive $2.75 per share upon exercise of the warrants. The warrants offered hereby may be sold by the selling security holders from time to time in transactions in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The selling security holders may effect such transactions by selling the warrants to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of the warrants for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker dealer might be in excess of customary commissions). The selling security holders currently do not have any agreements, arrangements or understandings with any broker-dealers or agents to sell the warrants.

         In order to comply with the securities laws of certain states, if applicable, the warrants will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the warrants may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                            SELLING SECURITY HOLDERS

         The selling security holders currently beneficially own 550,000 warrants, which entitle them to purchase 550,000 shares of our common stock, subject to adjustment as described below. The warrants were part of the consideration we paid in connection with a $3.0 million, 9% secured bridge loan, due January 17, 2000, made to us by the selling security holders and as of December 17, 1999, represent 1.99% of the outstanding shares of Digital Lightwave. All 550,000 warrants are being offered by this prospectus and may be offered from time to time by the selling security holders. The selling security holders currently intend to sell all of these warrants and do not expect to hold any warrants after the offering. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.




                                      11.

         The following table sets forth the number of shares of common stock beneficially owned by each of the selling security holders, as of December 17, 1999. None of the selling security holders has had a material relationship with Digital Lightwave within the past three years other than as a result of the ownership of our shares, warrants or other securities. No estimate can be given as to the amount of shares or warrants that will be held by the selling security holders after completion of this offering because the selling security holders may offer all or some of the shares or warrants and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares or warrants.


                                                   SHARES         NUMBER          SHARES
                                                BENEFICIALLY        OF         BENEFICIALLY
                                                OWNED PRIOR       SHARES          OWNED
                                                     TO            BEING        AFTER THE
                                                OFFERING (2)      OFFERED      OFFERING (2)
                                            ------------------    -------    ----------------
NAMES AND ADDRESS OF BENEFICIAL OWNER (1)    NUMBER    PERCENT               NUMBER   PERCENT
------------------------------------------  -------    -------               ------   -------
C.E. Unterberg, Towbin LP.................  100,000       *       100,000       0        0

C.E. Unterberg, Towbin LLC................   37,500       *        37,500       0        0

C.E. Unterberg Capital Partners I, LP.....   63,750       *        63,750       0        0

Irvine Capital Partners, LP...............   75,000       *        75,000       0        0

Marjorie and Clarence E. Unterberg
  Foundation, Inc.........................   45,000       *        45,000       0        0

Bella and Israel Unterberg
  Foundation 2 ...........................   15,000       *        15,000       0        0

Thomas I. Unterberg.......................   37,500       *        37,500       0        0

Ellen Unterberg Celli.....................   15,000       *        15,000       0        0

Emily Unterberg Satloff...................   15,000       *        15,000       0        0

United Congregations Mesora...............   37,500       *        37,500       0        0

Jeff Moskowitz............................   15,000       *        15,000       0        0

Andy Arno.................................   15,000       *        15,000       0        0

Radix Associates..........................   15,000       *        15,000       0        0

Ken Sheinberg.............................   15,000       *        15,000       0        0

James Borner..............................   15,000       *        15,000       0        0

J. Bruce Llewellyn........................   15,000       *        15,000       0        0

Burton Rubin..............................    3,750       *         3,750       0        0

Stanley Cohen Irrevocable Trust
  1994 F/B/O Issuer.......................   15,000       *        15,000       0        0
                                            -------     ----      -------       -        -
      TOTAL...............................  550,000     1.99%     550,000       0        0
                                            =======     ====      =======       =        =

* Less than one percent.




                                      12.

(1) The address of each person listed on the table is c/o C.E. Unterberg, Towbin, LLC, Swiss Bank Tower, 10 East 50th Street, New York, New York 10022.
(2) Number of shares beneficially owned and the percentage of shares beneficially owned are based on 27,648,793 shares outstanding as of December 17, 1999. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to such shares. All shares of common stock subject to options currently exercisable or exercisable within 60 days after December 17, 1999 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned and the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to the table and subject to applicable community property laws, based on information provided by the persons named in the table, such persons have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

                            DESCRIPTION OF WARRANTS

         We currently have outstanding warrants to purchase 550,000 shares of our common stock. Each warrant entitles the holder to purchase one share of our common stock at an exercise price of $2.75 per share, subject to certain adjustments described below. The warrants may be exercised at any time during the period beginning on April 6, 1999 and ending five years following such date. The warrants will expire at 5:00 p.m. (E.S.T.) on April 6, 2004. To the extent that a warrant is not previously exercised and if the fair market value of one share of our common stock is greater than the exercise price then in effect, the warrant shall be deemed automatically exercised immediately before its expiration, where the fair market value is generally calculated as the average of the last reported sales price of our common stock on the Nasdaq National Market or, if applicable, as reported on a national securities exchange, for the ten trading days before the effective date of the exercise of such warrant.

         The warrants are not quoted on the Nasdaq National Market but the common stock issuable upon exercise of the warrants is traded on the Nasdaq National Market under the symbol "DIGL."

         We may redeem all, but not less than all, of the then outstanding warrants prior to their expiration by payment in cash of $0.01 per share of common stock underlying the warrants by giving not less than 30 days' nor more than 60 days' irrevocable written notice to the holders, provided that the last sales price of our common stock has been at least 200% of the then effective exercise price of the warrants on any 20 out of the 30 consecutive trading days ending on the third trading day prior to the date on which notice of such redemption is given; and provided further, that none of the 20 trading days shall be on or before April 6, 2000.

         Each warrant provides that the exercise price and the number of shares of our common stock issuable upon exercise of the warrant will be adjusted in the event of any stock subdivisions, combinations, stock dividends or other distributions with respect to our common stock. Further, each warrant generally provides that in the case of our merger or consolidation with or into another corporation or any reclassification of our common stock, the holder of the warrant will have the right, upon subsequent exercise of the warrant, to receive the kind and amount of securities that could be received upon such merger, consolidation or reclassification had the warrant been exercised immediately prior to the event. In addition, the exercise price will be appropriately adjusted.

         In order to exercise the warrants, the holders must surrender to us a duly executed certificate evidencing the warrants. This certificate must be accompanied by payment in full payable to us for the purchase price multiplied by the number of shares of our common stock to be acquired pursuant to such exercise.




                                      13.

         Fractional shares of our common stock will not be issued upon exercise of the warrants, Instead, a cash adjustment based on the last sales price of our common stock as reported on the Nasdaq National Market or, if applicable, as reported on a national securities exchange, on the date of the exercise will be made. We will at all times have duly authorized and reserved a sufficient number of shares of common stock for issuance upon exercise of the warrants. The warrants do not confer upon their holders any voting, preemptive or other stockholder rights or privileges.

                                 LEGAL MATTERS

         The validity of the securities offered hereby will be passed upon for Digital Lightwave by Brobeck, Phleger & Harrison LLP, Washington, D.C.

                                    EXPERTS

         The financial statements incorporated in this prospectus by reference from Digital Lightwave's Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by PricewaterhouseCoopers LLP, independent certified public accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.






















                                      14.

================================================================================

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, THESE SECURITIES IN ANY STATE OR JURISDICTION IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.

                                 --------------

                               TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Where You can Find More Information......................................
Digital Lightwave, Inc. .................................................    1
Risk Factors.............................................................    1
Plan of Distribution.....................................................   11
Selling Security Holders.................................................   11
Legal Matters............................................................   14
Experts..................................................................   14
















================================================================================

================================================================================








                            DIGITAL LIGHTWAVE, INC.






                                550,000 WARRANTS
                   550,000 UNDERLYING SHARES OF COMMON STOCK

                                 ____________

                                  PROSPECTUS
                                 ____________











                                January 7, 2000



================================================================================




                                      15.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The following table sets forth an itemized statement of all estimated expenses in connection with the issuance and distribution of the securities being registered:


                                                      Amount
                                                    To Be Paid
                                                    ----------
   Registration fee                                 $14,265.90
   Printing                                          $5,000.00
   Legal fees and expenses                          $15,000.00
   Accounting fees and expenses                     $10,000.00
   Transfer agent fees and expenses                  $5,000.00
   Miscellaneous                                    $11,000.00
                                                    ----------
   Total                                            $60,265.90
                                                    ==========

Item 15. Indemnification of Officers and Directors.

         Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

         The Company's Certificate of Incorporation provides that it shall indemnify its directors to the fullest extent permitted by law either now or hereafter. Article 5 of the Company's Amended and Restated Bylaws provides for indemnification of its officers and directors to the fullest extent permitted by applicable law. The Company has also entered into an agreement with each its directors and certain of its officers, a form of which is attached as Exhibit
10.03 hereto, wherein the Company has agreed to indemnify each of them to the fullest extent permitted by law.

Item 16. Exhibits and Financial Statement Schedules.

         (a) Exhibits and Financial Statement Schedules


  EXHIBIT
  NUMBER                         EXHIBIT TITLE
  -------                        -------------
4.01(1)      Specimen Certificate for the Common Stock



                                   Part II-1



  EXHIBIT
  NUMBER                         EXHIBIT TITLE
  -------                        -------------
5.01(2)      Opinion of Brobeck Phleger & Harrison LLP
23.01        Consent of PricewaterhouseCoopers LLP
23.02(2)     Consent of Brobeck Phleger & Harrison LLP (included in Exhibit
             5.01)
24.01(2)     Power of Attorney (included on the signature page of this
             Registration Statement)


(1) Incorporated by reference to the similarly described exhibits filed in connection with the Registrant's Registration Statement on Form S-1, File No. 333-09457, declared effective by the Securities and Exchange Commission on February 5, 1997.


(2) Previously filed


         (b) Financial Statement Schedules

         Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

         The undersigned registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                 (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

             (2) That, for the purpose of determining any liability under the
                 Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

             (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of




                                   Part II-2
                 such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (5) The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

             (6) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

             (7) The undersigned registrant hereby undertakes that:

                 For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                 For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contained a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.










                                   Part II-3

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clearwater, State of Florida on this 7th day of January 2000.


                                  Digital Lightwave, Inc.


                                  By: /s/ Gerry Chastelet
                                      ----------------------------------
                                      Gerry Chastelet
                                      President, Chief Executive Officer
                                        and Director




         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on this 7th day of January 2000:




Signature                           Title
---------                           -----
/s/ Gerry Chastelet                 President, Chief Executive
----------------------------        Officer and Chairman of the Board
    Gerry Chastelet                 (Principal Executive Officer)

/s/ Steven H. Grant                 Executive Vice President,
----------------------------        Finance, Chief Financial Officer and
    Steven H. Grant                 Secretary
                                    (Principal Accounting Officer)

/s/         *                       Director
----------------------------
    Dr. Bryan J. Zwan

/s/         *                       Director
----------------------------
    Dr. William F. Hamilton

/s/         *                       Director
----------------------------
    William Siefert

*By: /s/ Gerry Chastelet
     -----------------------
     Gerry Chastelet
     Attorney-in-fact




                                   Part II-4

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER                         EXHIBIT TITLE
 -------                        -------------
4.01(1)      Specimen Certificate for the Common Stock
5.01(2)      Opinion of Brobeck Phleger & Harrison LLP
23.01        Consent of PricewaterhouseCoopers LLP
23.02(2)     Consent of Brobeck Phleger & Harrison LLP (included in Exhibit
             5.01)
24.01(2)     Power of Attorney (included on the signature page of this
             Registration Statement)


(1) Incorporated by reference to the similarly described exhibits filed in connection with the Registrant's Registration Statement on Form S-1, File No. 333-09457, declared effective by the Securities and Exchange Commission on February 5, 1997.


(2) Previously filed.